Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the fourth quarter of 2016 and the year ended December 31, 2016, has been derived from TOTAL’s unaudited consolidated financial statements for the fourth quarter of 2016 and year ended December 31, 2016. The following discussion should be read in conjunction with the financial information provided elsewhere in this exhibit and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2016.

A.	KEY FIGURES

4Q16	3Q16	4Q15	4Q16 vs 4Q15	in millions of dollars (except earnings per share and number of shares)	2016	2015	2016 vs 2015
42,275	37,412	37,749	+12%	Sales	149,743	165,357	-9%
				Adjusted net operating income from business segments(a)
1,131	877	748	+51%	• Upstream	3,633	4,774	-24%
1,138	917	1,007	+13%	• Refining & Chemicals	4,201	4,889	-14%
411	545	530	-22%	• Marketing & Services	1,586	1,699	-7%
409	531	600	-32%	Equity in net income (loss) of affiliates	2,214	2,361	-6%
0.20	0.79	(0.71)	n/a	Fully-diluted earnings per share ($)	2.51	2.16	+16%
2,433	2,404	2,329	+4%	Fully-diluted weighted-average shares (millions)	2,390	2,304	+4%
548	1,954	(1,626)	n/a	Net income (Group share)	6,196	5,087	+22%
5,855	5,201	6,594	-11%	Investments(b)	20,530	28,033	-27%
927	192	2,297	-60%	Divestments	2,877	7,584	-62%
4,928	5,116	4,289	+15%	Net investments(c)	17,757	20,360	-13%
4,728	4,082	4,289	-26%	Organic investments(d)	17,484	22,976	-24%
7,018	4,740	4,838	+4%	Cash flow from operations	16,521	19,946	-17%
(1,913)	(265)	(932)	n/a	• Includes changes in working capital	(1,119)	1,683	n/a

(a)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.
(b)	Including acquisitions and increases in non-current loans.
(c)	“Net investments” = investments – divestments – repayment of non-current loans – other operations with non-controlling interests. See page 10 of this exhibit.
(d)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 10 of this exhibit.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 22-28 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Upstream segment

-	Environment — liquids and gas price realizations(a)

4Q16	3Q16	4Q15	4Q16 vs 4Q16		2016	2015	2016 vs 2015
49.3	45.9	43.8	+13%	Brent ($/b)	43.7	52.4	-17%
46.1	41.4	38.1	+21%	Average liquids price ($/b)	40.4	47.4	-15%
3.89	3.45	4.45	-13%	Average gas price ($/Mbtu)	3.56	4.75	-25%
35.6	32.4	33.1	+8%	Average hydrocarbons price ($/boe)	31.9	39.2	-19%

(a)	Consolidated subsidiaries, excluding fixed margins.

-	Production

4Q16	3Q16	4Q15	4Q16 vs 4Q16	hydrocarbon production	2016	2015	2016 vs 2015
2,462	2,443	2,352	+5%	Combined production (kboe/d)	2,452	2,347	+4%
1,257	1,290	1,251	—	• Liquids (kb/d)	1,271	1,237	+3%
6,597	6,286	5,993	+10%	• Gas (Mcf/d)	6,447	6,054	+6%

Hydrocarbon production was 2,462 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2016, an increase of 4.7% compared to the fourth quarter 2015, due to the following:

•	+7% due to new start ups and ramp ups, notably Laggan-Tormore, Surmont Phase 2, Kashagan, Incahuasi, Moho Phase 1b, Angola LNG and Vega Pleyade;

•	+1% due to the acquisition of an additional 75% interest in the Barnett field in the United States; and

•	-3% due to natural field decline and maintenance operations

For the full-year 2016, hydrocarbon production was 2,452 kboe/d, an increase of 4.5% compared to 2015, due to the following:

•	+6% due to new start ups and ramp ups, notably Laggan-Tormore, Surmont Phase 2, Termokarstovoye, Gladstone LNG, Moho Phase 1b, and Vega Pleyade, and Incahuasi; and

•	-1.5% due to the security situation in Nigeria and Yemen, and wild fires in Canada.

•	Natural field decline was offset by PSC price effect (1) and portfolio effects.

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production generally decreases.

-	Results

4Q16	3Q16	4Q15	4Q16 vs 4Q15	in millions of dollars	2016	2015	2016 vs 2015
4,475	3,398	3,457	+29%	Non-Group sales	14,683	16,840	-13%
(638)	665	(5,106)	-88%	Operating income	(274)	(2,941)	-91%
1,872	116	5,511	x2.9	Adjustments affecting operating income	3,011	7,866	x2.6
1,234	781	405	+205%	Adjusted operating income(a)	2,737	4,925	-44%
44.5%	28.1%	55.1%		Effective tax rate(b)	26.6%	45.5%
1,131	877	748	+51%	Adjusted net operating income(a)	3,633	4,774	-24%
446	260	415	+7%	• Includes adjusted income from equity affiliates(c)	1,427	1,723	-17%
4,611	3,648	5,293	-13%	Investments	16,035	24,270	-34%
839	129	1,402	-40%	Divestments	2,331	3,215	-27%
3,552	3,356	5,108	-30%	Organic investments	14,316	20,508	-30%
4,199	2,380	2,624	+60%	Cash flow from operating activities	9,675	11,182	-13%

(a)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.
(b)	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(c)	Includes foreign exchange effect on Yamal LNG financing, which is reversed for total adjusted net operating income.

Cash flow from operating activities in the fourth quarter 2016 excluding the change in working capital at replacement cost of -$1,150 million (-$110 million in the fourth quarter 2015) was $3,049 million, an increase of 21% compared to $2,514 million in the fourth quarter 2015, notably due to a combination of an increase in production, decrease in operating costs and higher hydrocarbon prices. Cash flow from operating activities increased by 76% compared to the third quarter 2016, essentially due to a reduction in working capital requirements of nearly $1.2 billion since the end of the third quarter 2016. For the full-year 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $237 million (-$3 million in 2015) was $9,912 million, a decrease of 11% compared to $11,179 million in 2015, essentially due to the decrease in hydrocarbon prices, partially offset by the increase in production and decrease in operating costs.

The Upstream segment’s adjusted net operating income was:

•	$1,131 million in the fourth quarter 2016, an increase of 51% compared to the fourth quarter 2015, essentially due to the increase in production, decrease in operating costs and higher hydrocarbon prices. The effective tax rate increased compared to the third quarter 2016, linked to the rise in hydrocarbon prices; and

•	$3,633 million for the full-year 2016, a decrease of 24% compared to 2015. The increase in production combined with the decrease in operating costs as well as the lower effective tax rate partially offset the impact of lower hydrocarbon prices.

Adjusted net operating income for the Upstream segment excludes special items. In the fourth quarter 2016, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $1,822 million, consisting essentially of impairments on Gladstone LNG in Australia, Angola LNG, and Laggan-Tormore in the United Kingdom, reflecting the decrease in gas price assumptions for the coming years, compared to a positive impact in the fourth quarter 2015 of $3,955 million, which included an impairment on Gladstone LNG in Australia, an adjustment to depreciation on Usan in Nigeria following the cancellation of the sale process and the impairment of exploration projects that will not be developed.

Technical costs for consolidated affiliates, calculated in accordance with ASC 932(1), were reduced to $20.4/boe in 2016 compared to $23.0/boe in 2015. This decrease was essentially due to the reduction in operating costs from $7.4/boe in 2015 to $5.9/boe in 2016.

(1)	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas.

B.2.	Refining & Chemicals segment

-	Refinery throughput and utilization rates(a)

4Q16	3Q16	4Q15	4Q16 vs 4Q15		2016	2015	2016 vs 2015
2,010	1,947	2,012	—	Total refinery throughput(kb/d)	1,965	2,023	-3%
717	681	682	+5%	• France	669	674	-1%
787	771	831	-5%	• Rest of Europe	802	849	-6%
506	495	499	+1%	• Rest of world	494	500	-1%
				Utilization rates(b)
87%	85%	87%		• Based on crude only	85%	86%
89%	87%	88%		• Based on crude and other feedstock	87%	89%

(a)	Includes share of TotalErg, as well as refineries in Africa and the French Antilles that are reported in the Marketing & Services segment. The condensate splitters at Port Arthur and Daesan are also included and 2015 figures have been restated.
(b)	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	was stable in the fourth quarter 2016 compared to the fourth quarter 2015. Good operational performance of the platforms led to high utilization rates; and
•	decreased by 3% for the full-year 2016 compared to 2015, notably due to shutdowns in Europe and the United States in the second quarter and the sale of the Schwedt refinery in Germany.

-	Results

4Q16	3Q16	4Q15	4Q16 vs 4Q15	in millions of dollars except European refining margin indicator (ERMI)	2016	2015	2016 vs 2015
41.0	25.5	38.1	+8%	ERMI($/t)	34.1	48.5	-30%
19,077	16,050	15,969	+19%	Non-Group sales	65,632	70,623	-7%
1599	895	529	x3.0	Operating income	5,000	4,544	+10%
(379)	(4)	468	n/a	Adjustments affecting operating income	(627)	1,105	n/a
1,220	891	997	+22%	Adjusted operating income(a)	4,373	5,649	-23%
1,138	917	1,007	+13%	Adjusted net operating income(a)	4,201	4,889	-14%
165	150	117	+41%	• Including Specialty Chemicals(b)	581	496	+17%
560	550	586	-4%	Investments	1,849	1,843	—
13	21	836	-98%	Divestments	86	3,488	-98%
548	399	494	+11%	Organic investments	1,636	827	+98%
1,750	1,698	2,127	-18%	Cash flow from operating activities	4,587	6,432	-29%

(a)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.
(b)	Hutchinson and Atotech; Bostik until February 2015.

In the fourth quarter 2016, the Group’s European refining margin indicator (“ERMI”) was $41/t given high levels of maintenance across the industry. The ERMI average was $34/t for the full-year 2016, a decrease of 30% compared to the high level of 2015, in the context of high inventories of refined products. Petrochemicals continued to benefit from a favorable environment in 2016.

Cash flow from operating activities in the fourth quarter 2016 excluding the change in working capital at replacement cost of -$381 million (-$1,085 million in the fourth quarter 2015) was $1,369 million, an increase of 31% compared to $1,042 million in the fourth quarter 2015. For the full-year 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $291 million (-$647 million in 2015) was $4,878 million, a decrease of 16% compared to $5,785 million in 2015.

The Refining & Chemicals segment’s adjusted net operating income was:

•	$1,138 million in the fourth quarter 2016, an increase of 13% compared to the fourth quarter 2015. The segment took advantage of a favorable environment with a strong operational performance of its platforms; and

•	$4,201 million for the full-year 2016, a decrease of 14% compared to 2015, essentially due to the decrease in refining margins. Petrochemicals continued to generate good results, notably due to the strong contribution from the Group’s major integrated platforms in Asia and the Middle East.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter 2016, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $281 million, compared to a positive impact in the fourth quarter 2015 of $247 million. The exclusion of special items in the fourth quarter 2016 had a positive impact on the segment’s adjusted net operating income of $45 million, compared to a negative impact in the fourth quarter 2015 of $454 million.

B.3.	Marketing & Services segment

-	Petroleum product sales

4Q16	3Q16	4Q15	4Q16 vs 4Q15	sales in kb/d(a)	2016	2015	2016 vs 2015
1,808	1,814	1,797	+1%	Total Marketing & Services sales	1,793	1,818	-1%
1,123	1,113	1,065	+5%	• Europe	1,093	1,092	—
685	701	732	-6%	• Rest of world	700	726	-4%

(a)	Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 9 of this exhibit); includes share of TotalErg.

Petroleum product sales increased in the fourth quarter 2016 compared to the fourth quarter 2015 due to the strong performance of retail networks and heating oil sales in Europe, offsetting the impact from the divestment of the retail network in Turkey.

For the full-year 2016, refined product sales decreased slightly compared to 2015, essentially due to the sale of the retail network in Turkey. Excluding portfolio effects, retail network sales increased by around 4%. Sales of land-based lubricants also increased by around 4%.

-	Results

4Q16	3Q16	4Q15(a)	4Q16 vs 4Q15	in millions of dollars	2016	2015	2016 vs 2015
18,719	17,964	18,326	+2%	Non-Group sales	69,421	77,887	-11%
168	497	529	-68%	Operating income	1,461	1,758	-17%
320	68	162	+98%	Adjustments affecting operating income	357	340	+5%
488	565	691	-29%	Adjusted operating income(a)	1,818	2,098	-13%
411	545	530	-22%	Adjusted net operating income(a)	1,586	1,699	-7%
5	100	277	-98%	• Including New Energies	26	108	-76%
602	1,175	689	-13%	Investments	2,506	1,841	+36%
73	40	56	+30%	Divestments	446	856	-48%
560	322	736	-24%	Organic investments	1,432	1,569	-9%
903	495	289	+212%	Cash flow from operating activities	1,623	2,323	-30%

(a)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

Cash flow from operating activities in the fourth quarter 2016 excluding the change in working capital at replacement cost of -$545 million ($309 million in the fourth quarter 2015) was $358 million, a decrease of 40% compared to $598 million in the fourth quarter 2015. For the full-year 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $208 million (-$258 million in 2015) was $1,831 million, a decrease of 11% compared to $2,065 million in 2015.

The Marketing & Services segment’s adjusted net operating income was:

•	$411 million in the fourth quarter 2016, a 22% decrease compared to 2015. The contribution from New Energies was particularly high in the fourth quarter 2015 due to the delivery of the Quinto solar farm in the United States. The retail network sector benefited from growing sales and strong margins; and

•	$1,586 million for the full-year 2016, a 7% decrease compared to 2015. Excluding New Energies, net operating income was stable despite asset sales (retail network in Turkey).

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter 2016, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $14 million, compared to a positive impact in the fourth quarter 2015 of $68 million. The exclusion of special items in the fourth quarter 2016 had a positive impact on the segment’s adjusted net operating income of $348 million, compared to a positive impact in the fourth quarter 2015 of $165 million.

C.	GROUP RESULTS

-	Net income (Group share)

Net income (Group share) was:

•	$548 million in the fourth quarter 2016 compared to -$1,626 million in the fourth quarter 2015; and
•	$6,196 million for the full-year 2016 compared to $5,087 million for the full-year 2015, an increase of 22%.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Total adjustments affecting net income (Group share)(1) were:

•	-$1,859 million in the fourth quarter 2016, mainly due to the inventory effect and impairments on Gladstone LNG in Australia, Angola LNG, and Laggan-Tormore in the United Kingdom, reflecting the decrease in gas price assumptions for the coming years; and
•	-$2,091 million for the full-year 2016, for the same reasons.

Adjusted net income (Group share) was:

•	$2,407 million in the fourth quarter 2016 compared to $2,075 million in the fourth quarter 2015, an increase of 16%; and
•	$8,287 million for the full-year 2016 compared to $10,518 million in 2015, a decrease of 21%.

The number of fully-diluted shares was 2,436 million on December 31, 2016, compared to 2,336 million on December 31, 2015.

-	Divestments — acquisitions

Asset sales were:

•	$416 million in the fourth quarter 2016, mainly comprised of the sale of a 15% interest in the Gina Krog field in Norway; and
•	$1,864 million for the full-year 2016, mainly comprised of the sale of a 15% interest in the Gina Krog field in Norway, the retail network in Turkey, and the FUKA gas pipeline network in the North Sea.

Acquisitions, including resource acquisitions, were:

•	$616 million in the fourth quarter 2016, mainly comprised of the acquisition of the additional 75% interest in the Barnett shale gas field in the United States; and
•	$2,033 million for the full-year 2016, mainly comprised of the additional 75% interest in the Barnett shale gas field, and the acquisitions of Saft, Lampiris and a retail network in the Dominican Republic.

Resource acquisitions were:

•	$650 million in the fourth quarter 2016, mainly due to the additional 75% interest in the Barnett shale gas field in the United States; and
•	$780 million for the full-year 2016, comprised mainly of the additional 75% interest in the Barnett shale gas field. These acquisitions, at a cost of less than one dollar per barrel, helps enable the Group to achieve its goals.
•	Organic investments and resource acquisitions were $18,264 million in 2016.

-	Cash flow

The Group’s net cash flow(2) was:

•	-$170 million in the fourth quarter 2016 compared to $76 million in the fourth quarter 2015. Although net cash flow benefited from a 9% increase in operating cash flow before working capital changes and a 11% decrease in investments,

(1)	Details shown on page 10 of this exhibit.
(2)	“Net cash flow” = operating cash flow before working capital changes at replacement cost – net investments (including other transactions with non-controlling interests).

assets sales were lower in the fourth quarter 2016 compared to the fourth quarter 2015. The sale of Atotech for $3.2 billion was closed on January 31, 2017; and
•	-$769 million for the full-year 2016 compared to -$984 million in 2015, an improvement despite a nearly $10/b decrease in the Brent price in 2016 compared to 2015. The decrease in investments was able to offset the decrease in operating cash flow before working capital changes mainly caused by the decrease in hydrocarbon prices and European refining margins.

Cash flow from operating activities in the fourth quarter 2016 excluding the change in working capital at replacement cost of -$2,260 million (-$473 million in the fourth quarter 2015) was $4,758 million, an increase of 9% compared to $4,365 million in the fourth quarter 2015. For the full-year 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $467 million (-$570 million in 2015) was $16,988 million, a decrease of 12% compared to $19,376 million in 2015.

-	Return on equity

Return on equity from January 1, 2016 to December 31, 2016 was 8.7%(1), an increase compared to the period from October 1, 2015 to September 30, 2016, due to strong results in the fourth quarter 2016.

D.	PROPOSED DIVIDEND

The Board of Directors met on February 8, 2017 and decided to propose to the Combined Shareholders’ Meeting, which will be held on May 26, 2017, an annual dividend of €2.45/share for 2016, an increase compared to 2015. Given the three previous 2016 interim quarterly dividends of €0.61/share, a fourth quarter 2016 dividend of €0.62/share is therefore proposed, representing an increase of 1.6% compared to the previous three interim dividends.

The Board of Directors also decided to propose to the Combined Shareholders’ Meeting the alternative for shareholders to receive the fourth quarter 2016 dividend in cash or in new shares of the company with a discount that will be set between 0% and 10%. Subject to approval at the Combined Shareholders’ Meeting, the ex-dividend date for the fourth quarter dividend will be June 5, 2017, and the payment of the dividend in cash or the delivery of the shares issued in lieu of the dividend in cash is set for June 22, 2017.

E.	SUMMARY AND OUTLOOK

Since end 2016, Brent increased to around $55/b with the announced production cuts agreed by OPEC and non-OPEC countries, including Russia. However, inventory levels are high and prices are likely to remain volatile. In this context, the Group is continuing to cut costs with the objective of achieving $3.5 billion of cost savings in 2017 and bringing production costs down to $5.5/boe for the year. Investments are moving into the sustainable range needed to deliver profitable future growth and are expected to be between $16 and $17 billion in 2017 including resource acquisitions.

In the Upstream, production is set to grow by more than 4% in 2017, supporting the objective of increasing production on average by 5% per year from 2014 to 2020. As a result of this growth, the sensitivity of the portfolio to Brent increases to $2.5 billion for a $10/b change in Brent in 2017. The Group plans to take advantage of the favorable cost environment by launching around 10 projects over the next 18 months and adding attractive resources to the portfolio.

The Downstream is expected to continue generating stable operating cash flows of around $7 billion per year thanks to its diverse portfolio of activities. Refining & Chemicals’ performance has been strengthened by the restructuring and the segment will continue to benefit from the quality of its integrated platforms, notably in Antwerp, in the United States, in Asia and in the Middle East. The final investment decision to launch the Port Arthur side-cracker is expected to be taken in 2017. The Marketing & Services segment is pursuing its cash generation growth strategy by leveraging its strong position in high-potential retail and lubricant markets.

In 2017, the Group’s breakeven will continue to fall, reaching less than $40/b pre-dividend. Cash flow from operations is expected to cover investments and the cash portion of the dividend at $50/b. TOTAL confirms its objective to achieve a net-debt-to-equity ratio of 20%.

The Group is committed to maintaining attractive returns for its shareholders and will eliminate the discount on the scrip dividend with Brent at $60/b.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and

(1)	Details shown on page 11 of this exhibit.

other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

Various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause actual results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, please read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2015.

OPERATING INFORMATION BY SEGMENT

•	Upstream(a)

4Q16	3Q16	4Q15	4Q16 vs 4Q15	Combined liquids and gas production by region (kboe/d)	2016	2015	2016 vs 2015
752	720	681	+10%	Europe and Central Asia	757	664	+14%
625	649	638	-2%	Africa	634	639	-1%
503	529	503	—	Middle East and North Africa	517	531	-3%
319	285	255	+25%	Americas	279	255	+9%
263	261	275	-4%	Asia-Pacific	265	258	+2%

2,462	2,443	2,352	+5%	Total production	2,452	2,347	+4%

561	592	544	+3%	• Including equity affiliates	600	559	+7%

4Q16	3Q16	4Q15	4Q16 vs 4Q15	Liquids production by region (kb/d)	2016	2015	2016 vs 2015
258	238	227	+14%	Europe and Central Asia	249	215	+16%
483	524	526	-8%	Africa	509	521	-2%
365	380	361	+1%	Middle East and North Africa	373	372	—
121	118	100	+21%	Americas	109	95	+15%
30	29	37	-18%	Asia-Pacific	31	34	-10%

1,257	1,290	1,251	—%	Total production	1,271	1,237	+3%

233	249	220	+6%	• Including equity affiliates	247	219	+13%

4Q16	3Q16	4Q15	4Q16 vs 4Q15	Gas production by region (Mcf/d)	2016	2015	2016 vs 2015
2,665	2,594	2,435	+9%	Europe and Central Asia	2,737	2,413	+13%
710	617	545	+30%	Africa	621	581	+7%
767	813	779	-2%	Middle East and North Africa	795	874	-9%
1,108	927	869	+28%	Americas	944	896	+5%
1,347	1,335	1,365	-1%	Asia-Pacific	1,350	1,290	+5%

6,597	6,286	5,993	+10%	Total production	6,447	6,054	+6%

1,779	1,831	1,739	+2%	• Including equity affiliates	1,894	1,828	+4%

4Q16	3Q16	4Q15	4Q16 vs 4Q15	Liquefied natural gas	2016	2015	2016 vs 2015
2.75	2.74	2.48	+11%	LNG sales(b) (Mt)	10.99	10.22	+8%

(a)	The regional reporting has been changed to reflect the Company’s internal organization.
(b)	Sales, Group share, excluding trading; 2016 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2016 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

4Q16	3Q16	4Q15(a)	4Q16 vs 4Q15	Gas production by region (Mcf/d)(a)	2016	2015(a)	2016 vs 2015
2,330	2,430	2,298	+1%	Europe	2,355	2,184	+8%
569	537	547	+4%	Africa	551	619	-11%
313	627	489	-36%	Americas	517	570	-9%
997	567	620	+61%	Rest of word	760	632	+20%

4,209	4,161	3,954	+6%	Total consolidated sales	4,183	4,005	+4%

678	706	688	-1%	• Including bulk sales	700	649	+8%
1,723	1,641	1,469	+17%	• Including trading	1,690	1,538	+10%

(a)	Includes share of TotalErg.

ADJUSTMENT ITEMS

•	Adjustments to operating income

4Q16	3Q16	4Q15	in millions of dollars	2016	2015
(2,177)	(115)	(5,677)	Special items affecting operating income	(3,389)	(8,182)

(3)	(15)	(48)	• Restructuring charges	(37)	(48)
(2,029)	—	(4,933)	• Impairments	(2,229)	(6,877)
(145)	(100)	(696)	• Other	(1,123)	(1,257)

347	(47)	(464)	Pre-tax inventory effect: FIFO vs. replacement cost	652	(1,113)

17	(18)	—	Effect of changes in fair value	(4)	(16)

(1,813)	(180)	(6,141)	Total adjustments affecting operating income	(2,741)	(9,311)

•	Adjustments to net income (Group share)

4Q16	3Q16	4Q15	in millions of dollars	2016	2015
(2,133)	(98)	(3,386)	Special items affecting net income (Group share)	(2,567)	(4,675)

(45)	(32)	579	• Gain (loss) on asset sales	267	1,810
(10)	(18)	(29)	• Restructuring charges	(32)	(72)
(1,866)	(33)	(3,443)	• Impairments	(2,097)	(5,447)
(192)	(15)	(493)	• Other	(705)	(966)

262	(5)	(315)	After-tax inventory effect: FIFO vs. replacement cost	479	(747)

12	(13)	—	Effect of changes in fair value	(3)	(9)

(1,859)	(116)	(3,701)	Total adjustments affecting net income	(2,091)	(5,431)

INVESTMENTS — DIVESTMENTS

4Q16	3Q16	4Q15	4Q16 vs 4Q15	in millions of dollars	2016	2015	2016 vs 2015
4,728	4,082	6,365	-26%	Organic investments	17,484	22,976	-24%
119	136	232	-49%	• Capitalized exploration	655	1,198	-45%
157	135	553	-72%	• Increase in non-current loans	1,121	2,260	-50%
(511)	(101)	(196)	+161%	• Repayment of non-current loans	(1,013)	(1,616)	-37%
616	1,018	33	x18.7	Acquisitions	2,033	3,441	-41%
416	91	2,101	-80%	Asset sales	1,864	5,968	-69%
—	(107)	8	-100%	Other transactions with non-controlling interests	(104)	89	-217%
4,928	5,116	4,289	+15%	Net investments	17,757	20,360	-13%

NET-DEBT-TO-EQUITY RATIO

in millions of dollars	12/31/2016	9/30/2016	12/31/2015
Current borrowings	13,920	13,383	12,488
Net current financial assets	(4,221)	(1,375)	(6,019)
Net financial assets classified as held for sale	(140)	(81)	141
Non-current financial debt	43,067	44,450	44,464
Hedging instruments of non-current debt	(908)	(1,089)	(1,219)
Cash and cash equivalents	(24,597)	(24,801)	(23,269)

Net debt	27,121	30,487	26,586

Shareholders’ equity – Group share	98,680	98,168	92,494
Estimated dividend payable	(1,581)	(1,629)	(1,545)
Non-controlling interests	2,894	2,948	2,915

Adjusted shareholders’ equity	99,993	99,487	93,864

Net-debt-to-equity ratio	27.1%	30.6%	28.3%

RETURN ON EQUITY

in millions of dollars	January 1, 2016 to December 31, 2016	October 1, 2015 to September 30, 2016	January 1, 2015 to December 31, 2015
Adjusted net income	8,447	8,207	10,698
Average adjusted shareholders’ equity	96,929	98,538	92,854

Return on equity (ROE)	8.7%	8.3%	11.5%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended December 31, 2016

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	3,633	4,201	1,586
Capital employed at 12/31/2015(a)	105,580	10,407	8,415
Capital employed at 12/31/2016(a)	108,713	11,618	9,701
ROACE	3.4%	38.1%	17.5%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended September 30, 2016

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	3,250	4,070	1,705
Capital employed at 9/30/2015(a)	108,425	11,319	7,865
Capital employed at 9/30/2016(a)	110,590	12,030	10,316
ROACE	3.0%	34.9%	18.8%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended December 31, 2015

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,774	4,889	1,699
Capital employed at 12/31/2014(a)	100,497	13,451	8,825
Capital employed at 12/31/2015(a)	105,580	10,407	8,415
ROACE	4.6%	41.0%	19.7%

(a)	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	Brent ($/b)	Average liquids price ($/b)(a)	Average gas price ($/Mbtu)(a)	ERMI(b) ($/t)(c)
Fourth quarter 2016	1.08	49.3	46.1	3.89	41.0
Third quarter 2016	1.12	45.9	41.4	3.45	25.5
Second quarter 2016	1.13	45.6	43.0	3.43	35.0
First quarter 2016	1.10	33.9	31.0	3.46	35.1

(a)	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.
(b)	The European refining margin indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
(c)	$1/t = $0.136/b.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	4th quarter 2016	3rd quarter 2016	4th quarter 2015
Sales	42,275	37,412	37,749
Excise taxes	(5,408)	(5,587)	(5,457)
Revenues from sales	36,867	31,825	32,292
Purchases, net of inventory variation	(23,967)	(21,223)	(21,874)
Other operating expenses	(6,791)	(5,469)	(6,248)
Exploration costs	(260)	(274)	(727)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,939)	(2,936)	(7,672)
Other income	337	290	833
Other expense	(473)	(351)	(298)
Financial interest on debt	(299)	(268)	(241)
Financial income and expense from cash & cash equivalents	(2)	(5)	25
Cost of net debt	(301)	(273)	(216)
Other financial income	203	265	300
Other financial expense	(161)	(154)	(171)
Equity in net income (loss) of affiliates	409	531	600
Income taxes	(437)	(251)	1,381
Consolidated net income	487	1,980	(1,800)
Group share	548	1,954	(1,626)
Non-controlling interests	(61)	26	(174)
Earnings per share ($)	0.20	0.79	(0.72)
Fully-diluted earnings per share ($)	0.20	0.79	(0.71)

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	4th quarter 2016	3rd quarter 2016	4th quarter 2015
Consolidated net income	487	1,980	(1,800)
Other comprehensive income
Actuarial gains and losses	205	(363)	358
Tax effect	(64)	47	(140)
Currency translation adjustment generated by the parent company	(3,515)	439	(2,171)
Items not potentially reclassifiable to profit and loss	(3,374)	123	(1,953)
Currency translation adjustment	619	(362)	604
Available for sale financial assets	3	15	16
Cash flow hedge	94	113	4
Share of other comprehensive income of equity affiliates, net amount	458	123	(95)
Other	1	(3)	—
Tax effect	(32)	(41)	(7)
Items potentially reclassifiable to profit and loss	1,143	(155)	522
Total other comprehensive income (net amount)	(2,231)	(32)	(1,431)
Comprehensive income	(1,744)	1,948	(3,231)
Group share	(1,676)	1,909	(3,033)
Non-controlling interests	(68)	39	(198)

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	Year 2016	Year 2015
Sales	149,743	165,357
Excise taxes	(21,818)	(21,936)
Revenues from sales	127,925	143,421
Purchases, net of inventory variation	(83,377)	(96,671)
Other operating expenses	(24,302)	(24,345)
Exploration costs	(1,264)	(1,991)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,523)	(17,720)
Other income	1,299	3,606
Other expense	(1,027)	(1,577)
Financial interest on debt	(1,108)	(967)
Financial income and expense from cash & cash equivalents	4	94
Cost of net debt	(1,104)	(873)
Other financial income	971	882
Other financial expense	(636)	(654)
Equity in net income (loss) of affiliates	2,214	2,361
Income taxes	(970)	(1,653)
Consolidated net income	6,206	4,786
Group share	6,196	5,087
Non-controlling interests	10	(301)
Earnings per share ($)	2.52	2.17
Fully-diluted earnings per share ($)	2.51	2.16

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	Year 2016	Year 2015
Consolidated net income	6,206	4,786
Other comprehensive income
Actuarial gains and losses	(371)	557
Tax effect	55	(278)
Currency translation adjustment generated by the parent company	(1,548)	(7,268)
Items not potentially reclassifiable to profit and loss	(1,864)	(6,989)
Currency translation adjustment	(1,098)	2,456
Available for sale financial assets	4	9
Cash flow hedge	239	(185)
Share of other comprehensive income of equity affiliates, net amount	935	120
Other	1	1
Tax effect	(76)	53
Items potentially reclassifiable to profit and loss	5	2,454
Total other comprehensive income (net amount)	(1,859)	(4,535)
Comprehensive income	4,347	251
Group share	4,336	633
Non-controlling interests	11	(382)

CONSOLIDATED BALANCE SHEET

TOTAL

(unaudited)

	December 31, 2016	September 30, 2016	December 31, 2015
(M$)
ASSETS
Non-current assets
Intangible assets, net	15,362	14,916	14,549
Property, plant and equipment, net	111,971	113,433	109,518
Equity affiliates : investments and loans	20,576	20,870	19,384
Other investments	1,133	1,565	1,241
Non-current financial assets	908	1,089	1,219
Deferred income taxes	4,368	4,434	3,982
Other non-current assets	4,143	4,534	4,355
Total non-current assets	158,461	160,841	154,248
Current assets
Inventories, net	15,247	14,635	13,116
Accounts receivable, net	12,213	11,501	10,629
Other current assets	14,835	14,927	15,843
Current financial assets	4,548	1,755	6,190
Cash and cash equivalents	24,597	24,801	23,269
Assets classified as held for sale	1,077	1,045	1,189
Total current assets	72,517	68,664	70,236
Total assets	230,978	229,505	224,484

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares	7,604	7,849	7,670
Paid-in surplus and retained earnings	105,547	106,189	101,528
Currency translation adjustment	(13,871)	(11,448)	(12,119)
Treasury shares	(600)	(4,422)	(4,585)
Total shareholders’ equity—Group share	98,680	98,168	92,494
Non-controlling interests	2,894	2,948	2,915
Total shareholders’ equity	101,574	101,116	95,409
Non-current liabilities
Deferred income taxes	11,060	11,390	12,360
Employee benefits	3,746	4,247	3,774
Provisions and other non-current liabilities	16,846	17,320	17,502
Non-current financial debt	43,067	44,450	44,464
Total non-current liabilities	74,719	77,407	78,100
Current liabilities
Accounts payable	23,227	19,799	20,928
Other creditors and accrued liabilities	16,720	16,895	16,884
Current borrowings	13,920	13,383	12,488
Other current financial liabilities	327	380	171
Liabilities directly associated with the assets classified as held for sale	491	525	504
Total current liabilities	54,685	50,982	50,975
Total liabilities & shareholders’ equity	230,978	229,505	224,484

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	4th quarter 2016	3rd quarter 2016	4th quarter 2015
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	487	1,980	(1,800)
Depreciation, depletion, amortization and impairment	5,030	3,297	8,278
Non-current liabilities, valuation allowances and deferred taxes	(275)	(539)	(1,862)
(Gains) losses on disposals of assets	58	94	(665)
Undistributed affiliates’ equity earnings	65	(192)	39
(Increase) decrease in working capital	1,913	265	937
Other changes, net	(260)	(165)	(89)
Cash flow from operating activities	7,018	4,740	4,838
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(5,742)	(4,124)	(5,919)
Acquisitions of subsidiaries, net of cash acquired	118	(1,119)	(42)
Investments in equity affiliates and other securities	(74)	177	(80)
Increase in non-current loans	(157)	(135)	(553)
Total expenditures	(5,855)	(5,201)	(6,594)
Proceeds from disposals of intangible assets and property, plant and equipment	413	57	1,437
Proceeds from disposals of subsidiaries, net of cash sold	—	—	58
Proceeds from disposals of non-current investments	3	34	606
Repayment of non-current loans	511	101	196
Total divestments	927	192	2,297
Cash flow used in investing activities	(4,928)	(5,009)	(4,297)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	60	36	31
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(534)	—	(592)
- Non-controlling interests	(16)	(2)	(3)
Issuance of perpetual subordinated notes	2,761	—	—
Payments on perpetual subordinated notes	—	—	—
Other transactions with non-controlling interests	—	(107)	8
Net issuance (repayment) of non-current debt	(105)	3,127	2,039
Increase (decrease) in current borrowings	(335)	(909)	(531)
Increase (decrease) in current financial assets and liabilities	(3,006)	257	(3,320)
Cash flow used in financing activities	(1,175)	2,402	(2,368)
Net increase (decrease) in cash and cash equivalents	915	2,133	(1,827)
Effect of exchange rates	(1,119)	15	(762)
Cash and cash equivalents at the beginning of the period	24,801	22,653	25,858
Cash and cash equivalents at the end of the period	24,597	24,801	23,269

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	Year 2016	Year 2015
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	6,206	4,786
Depreciation, depletion, amortization and impairment	14,423	19,334
Non-current liabilities, valuation allowances and deferred taxes	(1,559)	(2,563)
(Gains) losses on disposals of assets	(263)	(2,459)
Undistributed affiliates’ equity earnings	(643)	(311)
(Increase) decrease in working capital	(1,119)	1,683
Other changes, net	(524)	(524)
Cash flow from operating activities	16,521	19,946
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(18,106)	(25,132)
Acquisitions of subsidiaries, net of cash acquired	(1,123)	(128)
Investments in equity affiliates and other securities	(180)	(513)
Increase in non-current loans	(1,121)	(2,260)
Total expenditures	(20,530)	(28,033)
Proceeds from disposals of intangible assets and property, plant and equipment	1,462	2,623
Proceeds from disposals of subsidiaries, net of cash sold	270	2,508
Proceeds from disposals of non-current investments	132	837
Repayment of non-current loans	1,013	1,616
Total divestments	2,877	7,584
Cash flow used in investing activities	(17,653)	(20,449)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	100	485
- Treasury shares	—	(237)
Dividends paid:
- Parent company shareholders	(2,661)	(2,845)
- Non-controlling interests	(93)	(100)
Issuance of perpetual subordinated notes	4,711	5,616
Payments on perpetual subordinated notes	(133)	—
Other transactions with non-controlling interests	(104)	89
Net issuance (repayment) of non-current debt	3,576	4,166
Increase (decrease) in current borrowings	(3,260)	(597)
Increase (decrease) in current financial assets and liabilities	1,396	(5,517)
Cash flow used in financing activities	3,532	1,060
Net increase (decrease) in cash and cash equivalents	2,400	557
Effect of exchange rates	(1,072)	(2,469)
Cash and cash equivalents at the beginning of the period	23,269	25,181
Cash and cash equivalents at the end of the period	24,597	23,269

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group share	Non- controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2015	2,385,267,525	7,518	94,646	(7,480)	(109,361,413)	(4,354)	90,330	3,201	93,531
Net income 2015	—	—	5,087	—	—	—	5,087	(301)	4,786
Other comprehensive Income	—	—	185	(4,639)	—	—	(4,454)	(81)	(4,535)
Comprehensive Income	—	—	5,272	(4,639)	—	—	633	(382)	251
Dividend	—	—	(6,303)	—	—	—	(6,303)	(100)	(6,403)
Issuance of common shares	54,790,358	152	2,159	—	—	—	2,311	—	2,311
Purchase of treasury shares	—	—	—	—	(4,711,935)	(237)	(237)	—	(237)
Sale of treasury shares (1)	—	—	(6)	—	105,590	6	—	—	—
Share-based payments	—	—	101	—	—	—	101	—	101
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	5,616	—	—	—	5,616	—	5,616
Payments on perpetual subordinated notes	—	—	(114)	—	—	—	(114)	—	(114)
Other operations with non-controlling interests	—	—	23	—	—	—	23	64	87
Other items	—	—	134	—	—	—	134	132	266
As of December 31, 2015	2,440,057,883	7,670	101,528	(12,119)	(113,967,758)	(4,585)	92,494	2,915	95,409
Net income 2016	—	—	6,196	—	—	—	6,196	10	6,206
Other comprehensive Income	—	—	(108)	(1,752)	—	—	(1,860)	1	(1,859)
Comprehensive Income	—	—	6,088	(1,752)	—	—	4,336	11	4,347
Dividend	—	—	(6,512)	—	—	—	(6,512)	(93)	(6,605)
Issuance of common shares	90,639,247	251	3,553	—	—	—	3,804	—	3,804
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(163)	—	3,048,668	163	—	—	—
Share-based payments	—	—	112	—	—	—	112	—	112
Share cancellation	(100,331,268)	(317)	(3,505)	—	100,331,268	3,822	—	—	—
Issuance of perpetual subordinated notes	—	—	4,711	—	—	—	4,711	—	4,711
Payments on perpetual subordinated notes	—	—	(203)	—	—	—	(203)	—	(203)
Other operations with non-controlling interests	—	—	(98)	—	—	—	(98)	(43)	(141)
Other items	—	—	36	—	—	—	36	104	140
As of December 31, 2016	2,430,365,862	7,604	105,547	(13,871)	(10,587,822)	(600)	98,680	2,894	101,574

(1)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,475	19,077	18,719	4	—	42,275
Intersegment sales	4,948	6,707	260	82	(11,997)	—
Excise taxes	—	(784)	(4,624)	—	—	(5,408)
Revenues from sales	9,423	25,000	14,355	86	(11,997)	36,867
Operating expenses	(5,730)	(23,149)	(13,841)	(295)	11,997	(31,018)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,331)	(252)	(346)	(10)	—	(4,939)
Operating income	(638)	1,599	168	(219)	—	910
Equity in net income (loss) of affiliates and other items	37	169	(21)	130	—	315
Tax on net operating income	(90)	(394)	(98)	77	—	(505)
Net operating income	(691)	1,374	49	(12)	—	720
Net cost of net debt						(233)
Non-controlling interests						61
Net income						548

4th quarter 2016 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	17	—	—	—	—	17
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	17	—	—	—	—	17
Operating expenses	—	379	(180)	—	—	199
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,889)	—	(140)	—	—	(2,029)
Operating income (b)	(1,872)	379	(320)	—	—	(1,813)
Equity in net income (loss) of affiliates and other items	(405)	(28)	(84)	(4)	—	(521)
Tax on net operating income	455	(115)	42	1	—	383
Net operating income (b)	(1,822)	236	(362)	(3)	—	(1,951)
Net cost of net debt						(6)
Non-controlling interests						98
Net income						(1,859)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	380	(33)	—
On net operating income	—	281	(14)	—

4th quarter 2016 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,458	19,077	18,719	4	—	42,258
Intersegment sales	4,948	6,707	260	82	(11,997)	—
Excise taxes	—	(784)	(4,624)	—	—	(5,408)
Revenues from sales	9,406	25,000	14,355	86	(11,997)	36,850
Operating expenses	(5,730)	(23,528)	(13,661)	(295)	11,997	(31,217)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,442)	(252)	(206)	(10)	—	(2,910)
Adjusted operating income	1,234	1,220	488	(219)	—	2,723
Equity in net income (loss) of affiliates and other items	442	197	63	134	—	836
Tax on net operating income	(545)	(279)	(140)	76	—	(888)
Adjusted net operating income	1,131	1,138	411	(9)	—	2,671
Net cost of net debt						(227)
Non-controlling interests						(37)
Adjusted net income						2,407
Adjusted fully-diluted earnings per share ($)						0.96

(a) Except for earnings per share.

4th quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,611	560	602	82	—	5,855
Total divestments	839	13	73	2	—	927
Cash flow from operating activities	4,199	1,750	903	166	—	7,018

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,398	16,050	17,964	—	—	37,412
Intersegment sales	4,701	5,072	147	74	(9,994)	—
Excise taxes	—	(875)	(4,712)	—	—	(5,587)
Revenues from sales	8,099	20,247	13,399	74	(9,994)	31,825
Operating expenses	(4,954)	(19,101)	(12,708)	(197)	9,994	(26,966)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,480)	(251)	(194)	(11)	—	(2,936)
Operating income	665	895	497	(134)	—	1,923
Equity in net income (loss) of affiliates and other items	213	227	57	84	—	581
Tax on net operating income	(40)	(196)	(138)	58	—	(316)
Net operating income	838	926	416	8	—	2,188
Net cost of net debt						(208)
Non-controlling interests						(26)
Net income						1,954

3rd quarter 2016 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(116)	—	—	—	—	(116)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(116)	—	—	—	—	(116)
Operating expenses	—	4	(68)	—	—	(64)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(116)	4	(68)	—	—	(180)
Equity in net income (loss) of affiliates and other items	(123)	16	(67)	—	—	(174)
Tax on net operating income	200	(11)	6	—	—	195
Net operating income (b)	(39)	9	(129)	—	—	(159)
Net cost of net debt						(6)
Non-controlling interests						49
Net income						(116)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	4	(51)	—
On net operating income	—	21	(33)	—

3rd quarter 2016 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,514	16,050	17,964	—	—	37,528
Intersegment sales	4,701	5,072	147	74	(9,994)	—
Excise taxes	—	(875)	(4,712)	—	—	(5,587)
Revenues from sales	8,215	20,247	13,399	74	(9,994)	31,941
Operating expenses	(4,954)	(19,105)	(12,640)	(197)	9,994	(26,902)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,480)	(251)	(194)	(11)	—	(2,936)
Adjusted operating income	781	891	565	(134)	—	2,103
Equity in net income (loss) of affiliates and other items	336	211	124	84	—	755
Tax on net operating income	(240)	(185)	(144)	58	—	(511)
Adjusted net operating income	877	917	545	8	—	2,347
Net cost of net debt						(202)
Non-controlling interests						(75)
Adjusted net income						2,070
Adjusted fully-diluted earnings per share ($)						0.84
(a) Except for earnings per share.

3rd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,648	550	1,175	(172)	—	5,201
Total divestments	129	21	40	2	—	192
Cash flow from operating activities	2,380	1,698	495	167	—	4,740

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,457	15,969	18,326	(3)	—	37,749
Intersegment sales	4,342	5,532	215	59	(10,148)	—
Excise taxes	—	(1,073)	(4,384)	—	—	(5,457)
Revenues from sales	7,799	20,428	14,157	56	(10,148)	32,292
Operating expenses	(5,716)	(19,606)	(13,445)	(230)	10,148	(28,849)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,189)	(293)	(183)	(7)	—	(7,672)
Operating income	(5,106)	529	529	(181)	—	(4,229)
Equity in net income (loss) of affiliates and other items	571	759	(97)	31	—	1,264
Tax on net operating income	1,328	(74)	(135)	218	—	1,337
Net operating income	(3,207)	1,214	297	68	—	(1,628)
Net cost of net debt						(172)
Non-controlling interests						174
Net income						(1,626)

4th quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(205)	—	—	—	—	(205)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(205)	—	—	—	—	(205)
Operating expenses	(413)	(429)	(161)	—	—	(1,003)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,893)	(39)	(1)	—	—	(4,933)
Operating income (b)	(5,511)	(468)	(162)	—	—	(6,141)
Equity in net income (loss) of affiliates and other items	(58)	596	(116)	(19)	—	403
Tax on net operating income	1,614	79	45	7	—	1,745
Net operating income (b)	(3,955)	207	(233)	(12)	—	(3,993)
Net cost of net debt						(11)
Non-controlling interests						303
Net income						(3,701)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	(359)	(105)	—
On net operating income	—	(247)	(68)	—

4th quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,662	15,969	18,326	(3)	—	37,954
Intersegment sales	4,342	5,532	215	59	(10,148)	—
Excise taxes	—	(1,073)	(4,384)	—	—	(5,457)
Revenues from sales	8,004	20,428	14,157	56	(10,148)	32,497
Operating expenses	(5,303)	(19,177)	(13,284)	(230)	10,148	(27,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,296)	(254)	(182)	(7)	—	(2,739)
Adjusted operating income	405	997	691	(181)	—	1,912
Equity in net income (loss) of affiliates and other items	629	163	19	50	—	861
Tax on net operating income	(286)	(153)	(180)	211	—	(408)
Adjusted net operating income	748	1,007	530	80	—	2,365
Net cost of net debt						(161)
Non-controlling interests						(129)
Adjusted net income						2,075
Adjusted fully-diluted earnings per share ($)						0.88
(a) Except for earnings per share.

4th quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,293	586	689	26	—	6,594
Total divestments	1,402	836	56	3	—	2,297
Cash flow from operating activities	2,624	2,127	289	(202)	—	4,838

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

Year 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	14,683	65,632	69,421	7	—	149,743
Intersegment sales	17,070	21,467	747	307	(39,591)	—
Excise taxes	—	(3,544)	(18,274)	—	—	(21,818)
Revenues from sales	31,753	83,555	51,894	314	(39,591)	127,925
Operating expenses	(20,438)	(77,553)	(49,538)	(1,005)	39,591	(108,943)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,589)	(1,002)	(895)	(37)	—	(13,523)
Operating income	(274)	5,000	1,461	(728)	—	5,459
Equity in net income (loss) of affiliates and other items	1,489	833	84	415	—	2,821
Tax on net operating income	363	(1,245)	(506)	164	—	(1,224)
Net operating income	1,578	4,588	1,039	(149)	—	7,056
Net cost of net debt						(850)
Non-controlling interests						(10)
Net income						6,196

Year 2016 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(231)	—	—	—	—	(231)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(231)	—	—	—	—	(231)
Operating expenses	(691)	627	(217)	—	—	(281)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,089)	—	(140)	—	—	(2,229)
Operating income (b)	(3,011)	627	(357)	—	—	(2,741)
Equity in net income (loss) of affiliates and other items	(199)	(39)	(230)	(4)	—	(472)
Tax on net operating income	1,155	(201)	40	1	—	995
Net operating income (b)	(2,055)	387	(547)	(3)	—	(2,218)
Net cost of net debt						(23)
Non-controlling interests						150
Net income						(2,091)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	695	(43)	—
On net operating income	—	500	(13)	—

Year 2016 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	14,914	65,632	69,421	7	—	149,974
Intersegment sales	17,070	21,467	747	307	(39,591)	—
Excise taxes	—	(3,544)	(18,274)	—	—	(21,818)
Revenues from sales	31,984	83,555	51,894	314	(39,591)	128,156
Operating expenses	(19,747)	(78,180)	(49,321)	(1,005)	39,591	(108,662)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,500)	(1,002)	(755)	(37)	—	(11,294)
Adjusted operating income	2,737	4,373	1,818	(728)	—	8,200
Equity in net income (loss) of affiliates and other items	1,688	872	314	419	—	3,293
Tax on net operating income	(792)	(1,044)	(546)	163	—	(2,219)
Adjusted net operating income	3,633	4,201	1,586	(146)	—	9,274
Net cost of net debt						(827)
Non-controlling interests						(160)
Adjusted net income						8,287
Adjusted fully-diluted earnings per share ($)						3.38
(a) Except for earnings per share.

Year 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	16,035	1,849	2,506	140	—	20,530
Total divestments	2,331	86	446	14	—	2,877
Cash flow from operating activities	9,675	4,587	1,623	636	—	16,521

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

Year 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	16,840	70,623	77,887	7	—	165,357
Intersegment sales	17,927	26,794	911	218	(45,850)	—
Excise taxes	—	(4,107)	(17,829)	—	—	(21,936)
Revenues from sales	34,767	93,310	60,969	225	(45,850)	143,421
Operating expenses	(21,851)	(87,674)	(58,467)	(865)	45,850	(123,007)
Depreciation, depletion and impairment of tangible assets and mineral interests	(15,857)	(1,092)	(744)	(27)	—	(17,720)
Operating income	(2,941)	4,544	1,758	(667)	—	2,694
Equity in net income (loss) of affiliates and other items	2,019	1,780	297	522	—	4,618
Tax on net operating income	(294)	(1,105)	(585)	171	—	(1,813)
Net operating income	(1,216)	5,219	1,470	26	—	5,499
Net cost of net debt						(713)
Non-controlling interests						301
Net income						5,087

Year 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(519)	—	—	—	—	(519)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(519)	—	—	—	—	(519)
Operating expenses	(564)	(1,035)	(316)	—	—	(1,915)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,783)	(70)	(24)	—	—	(6,877)
Operating income (b)	(7,866)	(1,105)	(340)	—	—	(9,311)
Equity in net income (loss) of affiliates and other items	(264)	1,172	24	(19)	—	913
Tax on net operating income	2,140	263	87	7	—	2,497
Net operating income (b)	(5,990)	330	(229)	(12)	—	(5,901)
Net cost of net debt						(11)
Non-controlling interests						481
Net income						(5,431)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	(859)	(254)	—
On net operating income	—	(590)	(169)	—

Year 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	17,359	70,623	77,887	7	—	165,876
Intersegment sales	17,927	26,794	911	218	(45,850)	—
Excise taxes	—	(4,107)	(17,829)	—	—	(21,936)
Revenues from sales	35,286	93,310	60,969	225	(45,850)	143,940
Operating expenses	(21,287)	(86,639)	(58,151)	(865)	45,850	(121,092)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,074)	(1,022)	(720)	(27)	—	(10,843)
Adjusted operating income	4,925	5,649	2,098	(667)	—	12,005
Equity in net income (loss) of affiliates and other items	2,283	608	273	541	—	3,705
Tax on net operating income	(2,434)	(1,368)	(672)	164	—	(4,310)
Adjusted net operating income	4,774	4,889	1,699	38	—	11,400
Net cost of net debt						(702)
Non-controlling interests						(180)
Adjusted net income						10,518
Adjusted fully-diluted earnings per share ($)						4.51
(a) Except for earnings per share.

Year 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	24,270	1,843	1,841	79	—	28,033
Total divestments	3,215	3,488	856	25	—	7,584
Cash flow from operating activities	11,182	6,432	2,323	9	—	19,946

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

4th quarter 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	42,258	17	42,275
Excise taxes	(5,408)	—	(5,408)
Revenues from sales	36,850	17	36,867
Purchases, net of inventory variation	(24,253)	286	(23,967)
Other operating expenses	(6,704)	(87)	(6,791)
Exploration costs	(260)	—	(260)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,910)	(2,029)	(4,939)
Other income	337	—	337
Other expense	(263)	(210)	(473)
Financial interest on debt	(293)	(6)	(299)
Financial income and expense from cash & cash equivalents	(2)	—	(2)
Cost of net debt	(295)	(6)	(301)
Other financial income	203	—	203
Other financial expense	(161)	—	(161)
Equity in net income (loss) of affiliates	720	(311)	409
Income taxes	(820)	383	(437)
Consolidated net income	2,444	(1,957)	487
Group share	2,407	(1,859)	548
Non-controlling interests	37	(98)	(61)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	37,954	(205)	37,749
Excise taxes	(5,457)	—	(5,457)
Revenues from sales	32,497	(205)	32,292
Purchases, net of inventory variation	(21,410)	(464)	(21,874)
Other operating expenses	(6,063)	(185)	(6,248)
Exploration costs	(373)	(354)	(727)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,739)	(4,933)	(7,672)
Other income	169	664	833
Other expense	(47)	(251)	(298)
Financial interest on debt	(230)	(11)	(241)
Financial income and expense from cash & cash equivalents	25	—	25
Cost of net debt	(205)	(11)	(216)
Other financial income	300	—	300
Other financial expense	(171)	—	(171)
Equity in net income (loss) of affiliates	610	(10)	600
Income taxes	(364)	1,745	1,381
Consolidated net income	2,204	(4,004)	(1,800)
Group share	2,075	(3,701)	(1,626)
Non-controlling interests	129	(303)	(174)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

Year 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	149,974	(231)	149,743
Excise taxes	(21,818)	—	(21,818)
Revenues from sales	128,156	(231)	127,925
Purchases, net of inventory variation	(83,916)	539	(83,377)
Other operating expenses	(23,832)	(470)	(24,302)
Exploration costs	(914)	(350)	(1,264)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,294)	(2,229)	(13,523)
Other income	964	335	1,299
Other expense	(537)	(490)	(1,027)
Financial interest on debt	(1,085)	(23)	(1,108)
Financial income and expense from cash & cash equivalents	4	—	4
Cost of net debt	(1,081)	(23)	(1,104)
Other financial income	971	—	971
Other financial expense	(636)	—	(636)
Equity in net income (loss) of affiliates	2,531	(317)	2,214
Income taxes	(1,965)	995	(970)
Consolidated net income	8,447	(2,241)	6,206
Group share	8,287	(2,091)	6,196
Non-controlling interests	160	(150)	10

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	165,876	(519)	165,357
Excise taxes	(21,936)	—	(21,936)
Revenues from sales	143,940	(519)	143,421
Purchases, net of inventory variation	(95,558)	(1,113)	(96,671)
Other operating expenses	(23,984)	(361)	(24,345)
Exploration costs	(1,550)	(441)	(1,991)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,843)	(6,877)	(17,720)
Other income	1,468	2,138	3,606
Other expense	(405)	(1,172)	(1,577)
Financial interest on debt	(956)	(11)	(967)
Financial income and expense from cash & cash equivalents	94	—	94
Cost of net debt	(862)	(11)	(873)
Other financial income	882	—	882
Other financial expense	(654)	—	(654)
Equity in net income (loss) of affiliates	2,414	(53)	2,361
Income taxes	(4,150)	2,497	(1,653)
Consolidated net income	10,698	(5,912)	4,786
Group share	10,518	(5,431)	5,087
Non-controlling interests	180	(481)	(301)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.